NOTE G: Litigation
On July 25, 1995, a Consolidated and Supplemental Class Action Complaint (OComplaintO), styled In re North American Government Income Trust, Inc. Securities Litigation, was filed in the U.S. District Court for the Southern District of New York against the Fund, the Adviser, Alliance Capital Management Corporation (OACMCO), Alliance Fund Distributors, Inc. (OAFDO), The Equitable Companies Incorporated (OThe EquitableO), a parent of the Adviser, and certain current and former officers and directors of the Fund and ACMC, alleging violations of the federal securities laws, fraud and breach of fiduciary duty in connection with the FundOs investments in Mexican and Argentine securities. The Complaint seeks certification of a plaintiff class of all persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994. Plaintiffs allege that, as of the date of the Complaint, the FundOs losses exceeded $750,000,000 and seek as relief unspecified damages, costs and attorneysO fees. On September 26, 1996, the District Court granted defendantsO motion to dismiss the Complaint as to all claims.
On October 29, 1996, plaintiffs filed a motion for leave to file an amended complaint. In the proposed amended complaint (OAmended ComplaintO), plaintiffs have asserted claims against the Fund, the Adviser, ACMC, AFD, The Equitable, and certain current and former officers and directors of the Fund and ACMC alleging violations of federal securities laws, fraud and breach of fiduciary duty. The principal allegations of the Amended Complaint relate to (i) the FundOs hedging practices, (ii)Ethe FundOs investments in certain mortgage-backed securities, and (iii) the risks and objectives of the Fund asEdescribed in the FundOs marketing materials. The Amended Complaint makes similar requests for class certification and damages as the Complaint. Defendants have filed papers in opposition to plaintiffsO motion for leave to file the Amended Complaint, and the motion is currently pending with the Court. The Fund and the Adviser believe that the allegations in the Complaint and the Amended Complaint are without merit and intend to defend vigorously against these claims.